UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aware, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05453N100
(CUSIP Number)

Privet Fund Management LLC
Attn: Ryan Levenson
3280 Peachtree Road NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05453N100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[√] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 778,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 778,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 05453N100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[√] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 719,407
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 719,407
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [√]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 05453N100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[√] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,603
	8	SHARED VOTING POWER 778,056
	9	SOLE DISPOSITIVE POWER 42,603
	10	SHARED DISPOSITIVE POWER 778,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 05453N100	Page 5 of 8 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of the Reporting Persons on February 1, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share of Aware, Inc., a Massachusetts corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

The undersigned hereby amends and supplements the Schedule 13D as follows.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The purchase price of the 58,649 shares of Common Stock held by Privet Fund Management LLC is approximately $237,026, which was funded with assets under separately managed accounts with Privet Fund Management LLC. The purchase price of the 719,407 shares of Common Stock held by Privet Fund LP is approximately $2,459,128, which was funded with partnership funds of Privet Fund LP. The purchase price of the 42,603 shares of Common Stock held by Mr. Levenson is approximately $167,418, which was funded with Mr. Levenson’s personal assets.  All purchase prices include brokerage commissions. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.                                Purpose of Transaction.

Item 4 is hereby amended to add the following:

           On November 13, 2012, the Reporting Persons delivered a letter to the Corporation’s Board of Directors highlighting the inadequacy of the Corporation’s disclosure and encouraging the Corporation to pursue a strategy geared toward maximizing shareholder value.  A copy of the board letter is attached as Exhibit 99.1 hereto.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)  As of the date of this filing, the Reporting Persons beneficially own an aggregate 820,659 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock of the Corporation. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended September 30, 2012, which reported that 22,356,815 shares of Common Stock were outstanding as of October 22, 2012.

CUSIP No. 05453N100	Page 6 of 8 Pages

Item 7.                      Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1	Board Letter dated November 13, 2012.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2012	PRIVET FUND LP

By: Privet Fund Management LLC, Its Managing Partner By: /s/ Ryan Levenson Name: Ryan Levenson Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson Name: Ryan Levenson Its: Sole Manager

/s/ Ryan Levenson Ryan Levenson

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

Unless otherwise indicated, all transactions were effected on the open market.

1.             Privet Fund LP

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
9/11/2012	Purchase	2,500	$6.50
9/11/2012	Purchase	2,500	$6.54
9/11/2012	Purchase	5,000	$6.10

1 Not including any brokerage fees.

2.             Ryan Levenson

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share1
9/11/2012	Purchase	1,000	$6.53

1 Not including any brokerage fees.